Xinyuan Real Estate Co., Ltd. Announces New Development Project

BEIJING, Oct. 25, 2013 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), a residential real estate developer with a focus on high growth cities in China, today announced that it has acquired a residential project in Kunshan, Jiangsu Province. Xinyuan obtained this project through the acquisition of a local privately-owned real estate company in Kunshan.

The total site area of the land parcel is approximately 145,776 square meters. The development project will primarily be comprised of high rise residential apartment units for a total estimated construction gross floor area of approximately 284,000 square meters.

The total acquisition price for the project was approximately RMB844 million (approximately US$137.3 million). Xinyuan acquired equity of the local real-estate company valued at approximately RMB567 million (approximately US$93 million). Approximately RMB276 million (approximately US$45 million) of the entity's existing debt was paid off upon closing of the transaction. The Company is in the process of evaluating accounting treatment as well as future land appreciation tax and corporate income tax impact associated with this acquisition.

Mr. Yong Zhang, Chairman of Xinyuan, commented, “We are pleased to have acquired this land parcel with construction-in-progress in Kunshan, a market in which we’ve experienced strong investment returns in the past. Our new project is a great follow on project to our Kunshan International City Garden project, where we have sold 96% of the total sellable GFA as of June 2013. The new Kunshan development is located in a desirable location, near a recently opened subway line that allows for direct travel to Shanghai within 60 minutes. We currently expect pre-sales for this project can commence as early as the 2013 fourth quarter.”

“We’ve announced five new projects in the last two months and continue to evaluate other compelling development opportunities. As demand for housing in China remains steady, we intend to expand our development portfolio to maximize our growth and profits for our shareholders.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in Tier II cities, Zhengzhou, Ji'nan, Suzhou, Kunshan, Xuzhou, Chengdu and Hefei. The Company's U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://en.xyre.com/ir.html.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2012. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Ms. Helen Zhang

Financial Controller

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

ICR, LLC

William Zima

In U.S.: +1 646-308-1472

In China: +86 (10) 6583-7511

Email: william.zima@icrinc.com

SOURCE Xinyuan Real Estate Co., Ltd.